Exhibit 20(b)

                                             July 24, 1998

Dear Fellow Shareholder:

          Your Board of Directors has announced the adoption of a new Shareholder Rights Plan. The Plan provides for a dividend distribution of Rights to purchase shares of a new series of Series B Junior Participating Preferred Stock, exercisable upon the occurrence of certain events. You will receive one Right for each share of Quixote's common stock you own. We are enclosing a document captioned "Summary of Rights to Purchase Series B Junior Participating Preferred Stock" outlining the principal features of the Plan, which we urge you to read carefully. This letter summarizes our reasons for adopting it.

          The Company's current Shareholder Rights Plan will expire on July 24, 1998.

          We believe that this Plan protects your interests in the event that you and Quixote are confronted with coercive or unfair takeover tactics. The Plan contains provisions to protect you in the event of an unsolicited offer to acquire the Company, including offers that do not treat all shareholders equally, the acquisition in the open market of shares constituting control without offering fair value to all shareholders, and other coercive or unfair takeover tactics that could impair the Board's ability to represent your interests fully. In adopting the Plan, one of the Board of Directors' concerns was to protect Quixote shareholders against being forced to sell prematurely their shares of Quixote Common Stock for less than fair value following an unsolicited takeover attempt.

          The Plan is not intended to prevent an acquisition of the Company on terms that are fair and otherwise in the best interests of all shareholders and will not be used for that purpose. The Plan is designed to deal with the very serious problems of unilateral actions by unsolicited persons that are calculated to deprive the Company's Board and its shareholders of their ability to determine the destiny of the Company and of open market purchases of the Company's shares by a party unwilling to make an offer to all shareholders. However, the mere declaration of the Rights dividend should not affect any prospective offeror willing to make an all cash offer at a full and fair price or to negotiate with your Board of Directors, and certainly will not interfere with a merger or other business combination transaction that your Board of Directors approves as fair and as constituting a recognition of full value to the shareholders.

          The Plan will also enable the Board to assure those who are critical to the success of Quixote that stability can be maintained and, thus, will allow the Board to serve and protect the interest of shareholders. In addition, the Plan will help avoid the threat that a third party could unilaterally put the Company up for sale to serve its own financial interests at your expense. Let me assure you that we are working very hard to achieve the positive results that will prevent that from happening.

          The issuance of the Rights does not in any way weaken the financial strength of the Company nor interfere with its business plans. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share and will not change the way in which you can currently trade shares of Quixote Common Stock.

          Our overriding objective is continuing a strong record of building value for public shareholders. Maintaining our strength and continuing our record of strong financial performance is the preeminent goal for the Company's Management and Board of Directors.







                                      Sincerely,
                                     /s/ Philip E. Rollhaus, Jr.
                                     Chairman and Chief Executive Officer



Enclosure